May 10, 2018

VIA EDGAR

Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Zimmer Biomet Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 27, 2018

File No. 1-16407

Dear Mr. Kuhar:

This letter is submitted in response to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated April 30, 2018, with respect to review of the above-referenced filing of Zimmer Biomet Holdings, Inc. (“we,” “us,” “our,” “Zimmer Biomet” or the “Company”).  For your convenience, we have reproduced the text of the Staff’s comments in bold-face below, and our response thereto follows each comment.

Form 10-K for the Fiscal Year Ended December 31, 2017

General

1.

In letters to us dated June 8, 2015 and April 13, 2015, respectively, Zimmer Holdings Inc. and Biomet, Inc. discussed contacts with Syria. Also, your website provides contact information for Al-Chifa Ltd. in Syria, a company Zimmer Inc. previously told us was its Syrian distributor. As you know, Syria is designated by the State Department as a state sponsor of terrorism and is subject to U.S. sanctions and export controls. You do not provide disclosure about Syria in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria since the 2015 letters, including with its government, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues,

Kevin J. Kuhar

U.S. Securities and Exchange Commission

May 10, 2018

assets and liabilities associated with Syria for the last three fiscal years and the subsequent interim period. Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies with operations associated with U.S.-designated state sponsors of terrorism. Finally, tell us whether any contacts involve dual use products and, if so, the nature of the dual uses.

Response:

We confirm to the Staff that certain of our subsidiaries have sold and continue to sell commercial, non-sensitive medical devices to third-party distributors in Syria.  Since our June 2015 letter and Biomet, Inc.’s April 2015 letter, the Company has continued to obtain specific licenses issued by the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”) to authorize its Syria sales activities.

BIS has issued licenses to one of our U.S. subsidiaries and one of our foreign subsidiaries to sell implantable knee, hip and spine products and related surgical items to two private, third-party distributors in Syria, Al-Chifa Ltd. and Hanna & Badin Co., for resale to BIS-approved hospitals, and has renewed these licenses several times.  Currently, the Company holds five active licenses for sales of medical devices in Syria.

To the best of our knowledge after due inquiry, neither we nor any of our subsidiaries (including the BIS licensees) has entered into any agreements or other commercial arrangements with the government of Syria or entities known to be controlled by the government of Syria.  As explained above, certain Zimmer Biomet subsidiaries are licensed by BIS to sell certain medical products to two private, third-party distributors in Syria, Al-Chifa Ltd. and Hanna & Badin Co., for resale to BIS-approved hospitals.  The Company understands that certain of the BIS-approved hospitals to which the Company’s third-party distributors in Syria are licensed to resell Company products are or may be owned or controlled by the government of Syria.  Moreover, with regard to the nature and extent of any contacts with Syria since the 2015 letters, please kindly note that in the context of the sales by those third-party distributors in Syria, contacts have taken place between the distributors and the Syrian Ministry of Health in order to obtain permits to import the medical device products into Syria.

As described more fully below, based on our assessment of both quantitative and qualitative factors, we believe that our contacts with Syria do not constitute a material investment risk for our security holders, and that we are not likely to be adversely impacted by any investor sentiment with respect to companies that do business with Syria.

Kevin J. Kuhar

U.S. Securities and Exchange Commission

May 10, 2018

Our sales to third-party distributors in Syria represent a very small portion of our total net sales and are not quantitatively material.  For the last three fiscal years and the three month period ended March 31, 2018, aggregate sales to third-party distributors in Syria represented approximately 0.0008% of our total net sales.  Specifically, our sales of orthopaedic products to third-party distributors in Syria during the period were as follows:  $42,746 (2015); $50,486 (2016); $72,889 (2017); and $26,354 (three months ended March 31, 2018).

We have no assets in Syria other than leased instruments used by surgeons to implant our orthopaedic products (we generally lease instruments, rather than sell them).  We have incurred no liabilities with respect to sales to third-party distributors in Syria other than isolated instances in which we repair or replace items under warranty or subject to product recalls, consistent with U.S. export controls and sanctions laws and regulations; these repair or replacement obligations do not constitute material liabilities.

Qualitatively, the nature of the products sold – medical devices that specifically target the relief of human suffering – supports the conclusion that a reasonable investor would not consider these sales important in making an investment decision relating to our securities.  Nor do we believe these sales pose a material risk to our reputation or stock value.  While the U.S. has targeted the government of Syria for sanctions, it has repeatedly made clear that these sanctions are not intended to cause the citizenry of that country to be deprived of necessary food and medical supplies.  Hence the U.S. government licenses sales of medicines, medical devices and food into Syria, including our sales, which were made in accordance with applicable laws.

We are aware that various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  However, to our knowledge, we have not received any inquiries or questions from investors or analysts regarding our activities, nor have we received any communications from any of our major stockholders questioning our activities or indicating that they are considering divestment initiatives.  Further, to our knowledge, such divestment measures are directed primarily at companies that have made investments in the targeted countries or are involved in the energy sectors of those countries.  We have made no such investments, and our sales of medical devices are designed to relieve human suffering.

We will continue to monitor the business, legal and reputational implications of our activities relating to Syria and will include appropriate disclosure in our filings with the Securities and Exchange Commission if we were to conclude that such activities constitute a material risk for us or our security holders.

Kevin J. Kuhar

U.S. Securities and Exchange Commission

May 10, 2018

None of the items we have provided to third-party distributors in Syria is classified as a dual-use product and none is regulated under the Commerce Department’s Export Administration Regulations’ Commerce Control List, 15 C.F.R. Part 774.  Rather, all are commercial, non-sensitive products that are considered to be “medical devices” as that term is defined in the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 321(h), and all are classified (or would be if they were subject to U.S. jurisdiction) as EAR99 under the Export Administration Regulations.

Item 8. Financial Statements and Supplementary Data

Note 2. Significant Accounting Policies

Special Items, page 55

2.

We note the statement of earnings caption entitled Special Items and the table in this note presenting the charges and expenses as resulting directly from “Biomet-related” and “Other” activities.  Please address the following:

•	Describe to us in detail the event or events that resulted in each type of expense (or caption) presented in the table, especially in the “Other” activities section of the table.
•

To the extent you are relying on the guidance in ASC 220-20, Presentation of Unusual or Infrequent Occurring Items, in presenting this statement of earnings caption, tell us how the events and transactions would meet the criteria outlined in that guidance. We note that several of the items were recorded in each of the three years and appear to be normal recurring expenses.

•

As we note that the table reflects expenses, such as asset impairments, R&D expenses, etc., that are also presented in other captions of the statement of earnings, explain to us your conclusion that presenting the amounts separately is appropriate and consistent with Regulation S-X that calls for a presentation or grouping of expenses and costs based on their nature.

Response:

Under the caption titled Special Items, we include expenses resulting directly from our business combinations, employee termination benefits, certain R&D agreements, certain contract terminations, intangible asset impairment, consulting and professional fees and asset impairment or loss on disposal charges connected with global restructuring, quality enhancement and remediation efforts, operational

Kevin J. Kuhar

U.S. Securities and Exchange Commission

May 10, 2018

excellence initiatives and certain other items.  We have included these expenses in this separate line item due to the large variability in charges that can occur in these categories on a year-to-year basis.  We also, in Note 2 to our consolidated financial statements included in our Form 10-K for the fiscal year ended December 31, 2017 (the “Form 10-K”), present the categories and sub-categories of expenses included in Special Items, specifying the amount of each such item in the table and describing each item in the narrative that follows.  In doing so, we believe this provides additional transparency into certain types of expenses we have incurred.  In the past five years, Special Items expenses have ranged from $210.3 million to $839.5 million and from 4.5 percent to 14.0 percent of net sales in a particular year.  Due to these large fluctuations, we believe it is important to provide investors additional transparency into the spending categories.

We believe our presentation of Special Items is permitted under Regulation S-X §5.03(6), which allows for presentation of: “Other general expenses.  Include items not normally included in caption 4 above [Selling, general and administrative expenses].  State separately any material item.”  As discussed in more detail below, we believe the expenses we are classifying in Special Items are different than Selling, general and administrative expenses and Research and development expenses due to the specific events and factors that have caused us to recognize these expenses and the large variability in the amount of these expenses that can occur from year-to-year.  Further, all of the expenses included in Special Items are related to continuing operations operating expenses and do not relate to Costs of products sold or Non-operating expenses.

Accordingly, we are not reporting Special Items expense under the guidance of ASC 220-20, Presentation of Unusual or Infrequent Occurring Items.  Additionally, we do not describe our Special Items expense as unusual, infrequent or nonrecurring.

In future filings, we intend to change the name of this line item from Special Items to Acquisition, Quality Remediation and Other.  We believe that this change will be more descriptive of the types of expenses in this financial statement line item.  In addition, in future filings we intend to discuss, in the applicable footnote to the financial statements, the events that resulted in the expenses that are included in the Acquisition, Quality Remediation and Other line item.  We included both of these changes in our Form 10-Q for the quarter ended March 31, 2018 that we filed on May 8, 2018.

As you have noted, in the table in Note 2 of the Form 10-K, we separated the presentation of the Special Items expenses into “Biomet-related” and “Other” categories.  As requested in your Comment 2, below is a detailed description of the

Kevin J. Kuhar

U.S. Securities and Exchange Commission

May 10, 2018

event or events that resulted in each type of expense presented in the table in Note 2 to our Form 10-K.

Biomet-related

Biomet-related refers to expenses in this line item that relate to our merger with LVB Acquisition, Inc., (“LVB”) which was the parent company of Biomet, Inc. (hereinafter referred to as the “Biomet merger”).  The Biomet merger was a significant business combination for us due to the number of operations, employees, products, and other items that we acquired in the merger.  In order to consummate the Biomet merger and integrate the combined businesses, we incurred significant expenses.  The expenses were the result of months of planning and establishing a three year roadmap for integrating the businesses.  Therefore, we incurred significant expenses associated with the Biomet merger that otherwise would not have been incurred had we not entered into this transaction.  As described in Note 2 of our Form 10-K, these expenses were significant and fluctuated significantly, from $619.7 million in 2015 to $248.0 million in 2017.  Therefore, we believe it is important to provide additional transparency to our investors on the types of costs we incurred to acquire and integrate this business.  These types of expenses are different from Selling, general and administrative expenses and Research and development expenses, due to the specific event (the Biomet merger) that caused us to recognize these expenses and the large fluctuations in the amount of these expenses that have occurred from year-to-year.  We also believe that the inclusion of these expenses in the Special Items line item, and their separate presentation in a footnote to the financial statements, is a more transparent means of presenting this information to investors.

A more detailed description of the Biomet-related expenses included in Special Items includes:

Merger consideration compensation expense

Under the terms of the Biomet merger agreement, all LVB share-based awards vested immediately prior to the effective time of the merger.  Under ASC 805-30, we recognized compensation expense related to the discretionary accelerated vesting of these previously unvested awards.

Retention plans

Pursuant to the Biomet merger agreement, retention plans were established for certain Biomet employees and third-party sales agents.  Retention payments were earned by employees and third-party sales agents who remained with Biomet through the closing date of the Biomet merger, and we recognized expense resulting from these retention plans.

Kevin J. Kuhar

U.S. Securities and Exchange Commission

May 10, 2018

Consulting and professional fees

The primary expenses included in Biomet-related consulting and professional fees were related to legal and investment banking fees required to consummate the Biomet merger and fees paid to third-party consultants that provided guidance and assistance to integrate the businesses in areas such as tax, finance, compliance, logistics, human resources and information systems.

Employee termination benefits

As part of the Biomet merger, we had redundancies of certain employee functions and, as a result, we terminated employees and recognized expenses related to employee termination benefits.

Dedicated project personnel

Dedicated project personnel expenses include the salary, benefits, travel expenses and other costs directly associated with employees who are 100 percent dedicated to our integration of the acquired Biomet businesses or employees who have been notified of termination, but are continuing to work on transferring their responsibilities in connection with the Biomet merger integration plans.

Relocated facilities

Relocated facilities expenses are the moving costs, lease expenses and other facility costs incurred during the relocation period in connection with relocating certain facilities related to the Biomet merger.

Certain litigation matters

The expenses included in the Biomet-related certain litigation matters category consist of refinements to previous estimates related to significant product liability claims against Biomet and related entities that existed prior to the Biomet merger.

Contract terminations

In numerous markets we have contractual arrangements with third party agents or distributors who sell our products.  Subsequent to the Biomet merger, we incurred a significant amount of expenses to terminate contracts with redundant agents and distributors.

Information technology integration

Information technology integration costs are non-capitalizable costs incurred related to integrating information technology platforms in connection with the Biomet merger.

Intangible asset impairment

Kevin J. Kuhar

U.S. Securities and Exchange Commission

May 10, 2018

We recognized impairment on certain intangible assets that were recorded as part of the Biomet merger-related business combination accounting.  The impairment charges primarily related to in-process research and development projects that were terminated subsequent to the Biomet merger.  Additionally, we reclassified one Biomet trademark from an indefinite life to a finite life, which decreased the expected cash flows from the trademark, resulting in impairment.

Loss/impairment on assets

Loss/impairment on assets relates to tangible assets that we have sold or intend to sell, or for which the economic useful life of the asset has been significantly reduced, due to having redundant assets resulting from the Biomet merger.

Other

The Other section of the table includes the following significant events and projects that we have recognized in our Special Items expense:

•

In 2016, we acquired nine businesses.  While not as significant in terms of size and complexity as the Biomet merger, we did incur similar types of acquisition and integration costs related to these acquisitions that have caused significant fluctuations in certain operating expenses.

•

In recent years, we have dedicated significant resources to our ongoing quality and operational excellence journey and we will continue to take the necessary actions to demonstrate our commitment to quality excellence, patient safety and regulatory compliance at our sites around the world.  Further, as discussed in Note 19 to our Form 10-K, we are addressing inspectional observations on Form 483 issued by the U.S. Food and Drug Administration following its inspection of our Warsaw North Campus facility, among other matters.  As part of our quality and operational excellence journey, and in connection with addressing these and other inspectional observations, we have incurred significant expenses, including external consultants and temporary labor.

•

We are routinely involved in patent litigation, product liability litigation, commercial litigation and other various litigation.  If the risk of loss in a dispute is over a certain dollar threshold, we include the estimated or actual settlement and related legal fees as a Special Item due to the significant fluctuations that may result from the timing of settlements year-to-year.

•

We are currently under a Deferred Prosecution Agreement (“DPA”) with the U.S. government related to certain Foreign Corrupt Practices Act matters involving Biomet and certain of its subsidiaries.  Under the terms of the DPA, we are subject to oversight by an independent compliance monitor for at least 12 months, which started in July 2017.  We are recognizing the cost of compliance

Kevin J. Kuhar

U.S. Securities and Exchange Commission

May 10, 2018

under the DPA as Special Items expense, including the fees paid to the compliance monitor and to external legal counsel assisting in the matter.

The types of expenses discussed above are different from Selling, general and administrative expenses and Research and development expenses, due to the specific events (discussed above) that caused us to recognize these expenses and the large fluctuations in the amount of these expenses that have occurred from year-to-year.

A more detailed description of the Other expenses included in Special Items includes:

Consulting and professional fees

Consulting and professional fees related to legal and investment banking fees required to consummate the acquisitions and third-party consultants that provided guidance and assistance to integrate the businesses in areas such as tax, finance, compliance, logistics, human resources and information systems.  Consulting and professional fees also include consulting fees and temporary labor related to our quality enhancement and remediation efforts and operational excellence initiatives, as well as costs of complying with the DPA, including the cost of the independent compliance monitor and external legal counsel, and legal fees related to certain litigation.

Employee termination benefits

As part of the various acquisitions and operational excellence initiatives, we had redundancies of certain employee functions and, as a result, we terminated employees and recognized expenses related to employee termination benefits.

Dedicated project personnel

Dedicated project personnel expenses include the salary, benefits, travel expenses and other costs directly associated with employees who are 100 percent dedicated to our integration of acquired businesses or employees who have been notified of termination, but are continuing to work on transferring their responsibilities in connection with the acquired businesses.  This category also includes employees who are 100 percent dedicated to our quality enhancement and remediation efforts and operational excellence initiatives.

Relocated facilities

Relocated facilities expenses are the moving costs, lease expenses and other facility costs incurred during the relocation period in connection with relocating certain facilities as a result of the various acquisitions.

Kevin J. Kuhar

U.S. Securities and Exchange Commission

May 10, 2018

Certain litigation matters

Certain litigation matters relate to net expenses recognized during the year for the estimated or actual settlement of certain pending litigation and similar claims, including matters where we recognized income from a settlement on more favorable terms than our previous estimate, or we reduced our estimate of a previously recorded contingent liability.

Certain claims

Certain claims expense relates to product liability litigation on our Durom® Cup product.  We have recognized $489.7 million of expense related to these claims since its inception and are continually refining our estimates.

Contract terminations

In numerous markets we have contractual arrangements with third party agents or distributors who sell our products.  As a result of the various acquisitions and operational excellence initiatives, we have incurred expenses to terminate contracts with redundant agents and distributors.

Information technology integration

Information technology integration costs are non-capitalizable costs incurred related to integrating information technology platforms and other significant software implementations as part of our quality and operational excellence initiatives.

Intangible asset impairment

Other intangible asset impairment relates to the impairment of an intangible asset recognized in business combination accounting in previous years.

Loss/impairment on assets

Loss/impairment on assets relates to assets that we have sold or intend to sell, or for which the economic useful life of the asset has been significantly reduced due to having redundant assets resulting from acquired businesses or our quality and operational excellence initiatives.

LDR merger consideration compensation expense

Under the terms of our merger agreement with LDR Holding Corporation (“LDR”), all LDR share-based awards vested immediately prior to the effective time of the merger.  Under ASC 805-30, we recognized compensation expense related to the vesting of these previously unvested awards.

Contingent consideration adjustments

Kevin J. Kuhar

U.S. Securities and Exchange Commission

May 10, 2018

Contingent consideration adjustments represent the changes in the fair value of contingent consideration obligations to be paid to the prior owners of acquired businesses.  Due to the complexities in estimating and the fluctuations that can occur, we include all contingent consideration adjustments in Special Items to provide transparency to our investors.

Certain R&D Agreements

Certain R&D agreements relate to agreements with upfront payments to obtain intellectual property to be used in R&D projects that have no alternative future use in other projects.  We include such agreements over a pre-determined dollar threshold as a Special Item.

3.

Revise Management’s Discussion and Analysis in future filings that include a similar presentation to provide a detailed discussion of the amounts and reasons for changes in each type of expense presented in the detailed table. Refer to Item 303(A)(3) of Regulation S-K.

Response:

We note the Staff’s comment and in future filings in the Management’s Discussion and Analysis section, we will include discussion of the reasons for material changes in expenses included in Special Items.  We included such a discussion in our Form 10-Q for the quarter ended March 31, 2018 that we filed on May 8, 2018.

We appreciate the opportunity to respond to your comments.  If you have any questions with respect to this letter or if you require additional information, please feel free to contact me directly at (574) 372-1687.

Respectfully submitted,

/s/ Daniel P. Florin

Daniel P. Florin
Executive Vice President
and Chief Financial Officer